Exhibit C

AJB Capital	March 28, 2016

My firm, AJB Capital, is the holder of more than 5% of Premier Exhibitions (Symbol: PRXI). Below is a summary of a more detailed communication I am providing Premier’s leadership and is available on our Schedule 13D.

I am calling on Premier’s leadership to:

•	Prioritize the immediate monetization of our Titanic artifacts and its exclusive Salvor-in-Possession rights of the wreck site.

•	Fulfill its reporting requirements as a public company

I do not consider myself an activist investor and am not taking the stance of one here now. Our goal as a shareholder of Premier is to:

•	Raise concerns

•	Provide solutions

•	Emphasize accountability

•	Assist Premier’s leadership in restoring value

I am optimistic and expectant that Premier will respond positively to shareholder concerns and take advantage of the help I am offering.

Reporting Requirements:

The financial reporting by the company is late. There has been no quarterly or annual financial report to shareholders since the 10-Q for the period ending August 31, 2015 was filed. In my view, that is too long to go without reporting to shareholders. It appears to me that without shareholders holding leadership accountable, we will be kept in the dark.

Assets

Premier’s ownership of over 5,000 Titanic artifacts and status as Salvor-in-Possession of the Titanic wreck site are in my estimation the most valuable assets we possess. The most recent appraisal of these assets totaled $218,023,300. The current market value of our equity is approximately $3,300,000, with minimal debt according to the filings. Therefore, there is a very large disconnect between the appraised value and what the market expects the company to realize from them. With such a large and growing discrepancy between the two valuations, I believe it is prudent to analyze the prioritization and focus of Premier’s strategy to determine if it is the right one.

Strategy:

The strategic outlook provided by management listed stabilizing operations as management’s first priority. Judging by the financials, the operations are losing money and bleeding cash. Rather than focus resources on a turnaround of unprofitable exhibits, it may be best to end them and stop the bleeding. The locations where they are held, including midtown Manhattan, are highly desirable to many different tenants. This provides Premier an opportunity to unburden itself from expensive leases and disengage from the irrational practice of running an unprofitable exhibit to meet the lease obligations.

I want to reiterate my desire to work collaboratively with the company to unlock its value. I also want to emphasize that in my judgment the current path the company is on is not working and we all may be better off pursuing an alternate course of action. I am making myself available to Premier and urge them to make me up on the offer.

We are providing this statement for general informational purposes only. None of the information provided herein is intended to be relied upon as investment advice or any opinion or prediction as to the prices at which Premier’s securities may trade at any time.